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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 5)


                             Alexander's, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, par value $1.00                    01475210
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Ronald F. Daitz, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                         New York, New York 10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               March 2, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
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 CUSIP No. 01475210                      13D


     1     NAME OF REPORTING PERSON:    Citibank, N.A.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  N/A

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       -0-
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY       -0-
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:
           N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    BK
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 CUSIP No. 01475210                      13D


     1     NAME OF REPORTING PERSON:    Citicorp

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  N/A

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       -0-
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY       -0-
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:  N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO
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               This Amendment No. 5 amends the Schedule 13D dated March 18,
     1992 (as amended by Amendments Nos. 1 through 4 thereto, the "Schedule 13D") filed by Citicorp, a Delaware corporation and Citibank, N.A., a national banking association organized under the National Bank Act of the United States of America ("Citibank"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D.


     Item 4    Purpose of Transaction
               ----------------------

               Item 4 of the Schedule 13D is hereby amended by adding the following to the end of Paragraph (a) thereof:

               On March 2, 1995, pursuant to a Stock Purchase Agreement, dated February 6, 1995, with Vornado Realty Trust ("Vornado") Citibank sold to Vornado all of the 1,353,468 shares of stock of the Issuer
     owned by Citibank at $40.50 per share.    Immediately after the
     Closing neither Citicorp nor Citibank, N.A. owned any shares of stock of the Issuer.

               Item 4 is further amended by adding the following new Paragraph (d):

               (d) On March 2, 1995, Patricia Goldstein, Wendy A. Silverstein and Marcus R. Giancaterino, employees of Citibank, resigned as directors of the Issuer.


     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               Item 5 is  hereby amended by adding the following new
     Paragraph (a):
     .
               (a) The information set forth in paragraph (a) of Item 4 hereof is incorporated by reference into this Item 5(a).

               Item 5 is hereby further amended by adding the following new Paragraph (c):

               (c) The information set forth in Paragraph (a) of Item 4 hereof is incorporated by reference into this Item 5(c).























     NYFS11...:\88\35888\0410\2204\NOT2245T.010
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               Item 5 is hereby further amended by adding the following new
     Paragraph (e):

               (e) The information set forth in Paragraph (a) of Item 4 hereof is incorporated by reference into this Item 5(e).


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               Item 6 is hereby amended by adding at the end thereof the following:

               The information set forth in Paragraph (a) of Item 4 hereof is incorporated by reference into this Item 6.


     Item 7.   Material to be Filed as Exhibits
               --------------------------------

               1. Joint Filing Agreement, dated March 27, 1992, by and between Citicorp and Citibank.

               2. Power of Attorney from Citicorp to Citibank, dated April 16, 1992.

               3. Stock Purchase Agreement, dated as of February 6, 1995 by and between Citibank and Vornado Realty Trust, a real estate investment trust organized under the laws of the State of Maryland.



































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                                    SIGNATURE


               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated:  March 2, 1995           CITIBANK, N.A.



                                        By: /s/ Wendy A. Silverstein
                                            ------------------------
                                        Name:  Wendy A. Silverstein
                                        Title: Vice President



























































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                                  EXHIBIT INDEX

                                                  Page in
                                                  Sequentially
     Exhibit No.              Description         Numbered Copy
     -----------              -----------         -------------

          1                   Joint Filing             *
                              Agreement, dated
                              March 27, 1992,
                              by and between
                              Citicorp and
                              Citibank

          2                   Power of Attorney        **
                              from Citicorp to
                              Citibank, dated
                              April 16, 1992

          3                   Stock Purchase           ***
                              Agreement dated
                              as of February 6,
                              1995, by and between
                              Citibank and Vornado
                              Realty Trust, a real
                              estate investment
                              trust organized
                              under the laws of the
                              State of Maryland











     -------------------------
     *    Filed in original Schedule 13D, dated March 27, 1992.

     **   Filed in Amendment No. 2 to the Schedule 13D, dated April 16,
          1992.

     ***  Filed in Amendment No. 4 to the Schedule 13D, dated February 6,
          1995.